Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zirconia Inc.
4611 S 134th Pl, STE 240
Tukwila, WA 98168
https://zirconiainc.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Zirconia Inc.
Address: 4611 S 134th Pl, STE 240, Tukwila, WA 98168
State of Incorporation: DE
Date Incorporated: May 19, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Bonus

Invest within the first 96 hours and receive an additional 20% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 15% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+: Tier 1

Invest $500+ and you will get an additional 5% bonus shares.

$1,000+: Tier 2

Invest $1,000+ and receive an additional 10% bonus shares

$5,000+: Tier 3

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+: Tier 4

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+: Tier 5

Invest $100,000+ and receive an additional 35% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zirconia will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Zirconia Inc. is a materials technology company that uses advanced ceramic elements to produce high-performance, long-lasting, eco-friendly ceramic coatings. Zirconia is the first to make a ceramic coating that cures and chemically bonds to concrete and steel at room temperature, no kiln is needed.

These ceramic coatings, called Ceramic Surface Treatments, restore, preserve and protect concrete and steel from wear, corrosion, and decay indefinitely. Zirconia's patented Ceramic Surface Treatments solve significant problems in global infrastructure construction, repair, and renovation that cannot be accomplished by other current technology.

Zirconia was initially formed as Zirconia LLC in the state of Washington on September 2, 2016, and converted into a Delaware corporation on May 19, 2017.

Sales Model

Zirconia has a business-to-business (B2B) sales model. Our direct sales strategy utilizes independent sales representatives and select distributors in strategic markets, the lowest cost sales platform with the highest degree of profitability. Our manufacturing uses efficient toll blending, meaning a few key staff can manufacture large product volumes with low labor and overhead costs. So, we are ultra-efficient from the beginning in terms of both manufacturing and sales.

Go-to-Market Strategy

Corrosion prevention and repair is an enormous market, both in America and globally, equating to approximately 3% of global GDP, or 2.8 trillion in 2021.*

Our initial go-to-market strategy leverages our key technology benefits in the infrastructure market for Water, including, Drinking Water, Stormwater and Wastewater, and also Food Manufacturing, which has similar needs. Zirconia's products fill a market void for a protective anti-corrosion technology that bonds chemically and stabilizes the concrete asset's surface, stopping chemical erosion.

In addition to stabilizing concrete chemistry, our Ceramic Surface Treatment technology eliminates porosity completely. Concrete begins with 10% porosity or more when new. Porosity is the gateway to all concrete asset degradation and eventual failure as it allows for chemical attack and erosion. Porosity further provides habitat for microbial life, capturing food and water, and allowing microbial pathogens to accumulate. This porosity pathway to microbial infection is stopped by Zirconia’s Ceramic Surface Treatment, which eliminates all porosity and creates a Biologically Impervious, antimicrobial surface that does not allow microbial colonization or occupation of the concrete’s surface.

Zirconia's Ceramic Surface Treatments dramatically improves the durability of concrete, making our coating technology the right fit for the needs of the water and food manufacturing infrastructure markets.

Water Infrastructure: This market desperately needs a solution for chlorine degradation for freshwater concrete infrastructure. Chlorine dissolves concrete but is necessary for the sanitation of the stored water. Zirconia's CST Technology solves this problem.

Durability, including surface sealing and chemical stabilization CST technology provides, is also necessary for stormwater and wastewater infrastructure. CST technology also fixes micro-cracks and macro-cracks in the concrete surface eliminating failure points and strengthening the surface to a better-than-new condition, ensuring the longevity of these concrete-built systems.

Waterproofing: Our bonded Ceramic Surface Treatment is the first and only bonded waterproofing for concrete that can be used outdoors. Zirconia’s technology is inorganic and is immune to everything that destroys plastics, including sunlight (which contains destructive ultra-violet light), extreme heat/cold, humidity, and salt. This tech is good for stabilizing and improving freshwater and wastewater treatment facilities, and also improving safety by reducing slip-fall hazards (discussed below) due to its non-skid property.

Food Manufacturing Industry: Zirconia’s CST technology has a high value in food production and where the microbiological load is persistently high. In these facilities, they need our (A) cleanability and (B) Biologically Impervious, antimicrobial qualities.

Food Manufacturing Industry, plastic flooring replacement: Zirconia's Ceramic Sealant can replace the plastic coatings (e.g., epoxy) used in the food manufacturing industry. This is because plastics cannot chemically bond to concrete or survive the harsh chemicals used for cleaning. Zirconia's technology is chemically bonded to the concrete floor, cannot delaminate, and is immune to cleaning chemistries.

Additionally, at a microscopic level, CST tech has sharp ceramic edges that provide grab, even in wet environments, which prevents slip-fall accidents. Also, we can add non-slip components to our CST layer that create ultra-durable non-skid features.

Plastics have none of these positive qualities mentioned above. In the past, they were just the only product available to create a "seamless, cleanable floor" required by FDA and USDA.

Plastics cannot hold sand that makes the surface non-skid. Plastics are also smooth, slippery and cause large numbers of slip-fall injuries every year in food manufacturing due to the slippery nature of many food products that spill onto floors. Because of this problem, compensation & medical costs associated with employee slip/fall accidents represents a $70 billion annual loss (National Safety Council Injury Facts 2003 edition).**

* http://impact.nace.org/economic-impact.aspx.

** https://nfsi.org/nfsi-research/quickfact
/#:~:text=According%20to%20the%20Consumer%20Product,million%20fall%20injuries%20each%20yea

Target Customers

Water & Wastewater Infrastructure: Municipalities (City of Chattanooga), Stantec (architectural & engineering firm), Yorkshire Water, Yorkshire County, England.

Food Manufacturing: Food Man. (Pepsico), Protein Processors (Tyson Foods, Empirical Foods), Protein Manufacturers (Foster Farms, Perdue Farms)

Commercial Construction: General Contractors (Fisher, Hensel Phelps, Absher, Kemper Development, Howard S. Wright), Direct Customers (Amazon, Starbucks, Costco)

Competitors and Industry

Water Infrastructure Repair Market

The global water infrastructure repair market size totaled $94.76 billion U.S. dollars in 2020. Forecasts predict this market to reach $141.41 billion U.S. dollars by 2026, growing at a compound annual growth rate of 6.9 percent. *

Water infrastructure refers to the system of pipes, reservoirs, treatment facilities, and drainage systems that make up the drinking water and wastewater systems. Water and wastewater systems are vital to the nation's public health, protecting the environment, and supporting economic activities. However, much of the nation's drinking water and wastewater infrastructure is at or near the end of its useful life. Thus, it is necessary to replace and upgrade the deteriorating water infrastructure.

The world's water infrastructure is aging, and it is in constant need of repair and renovation. This brings companies offering water infrastructure repair technologies into the picture. Utilities grappling with the massive costs of maintaining expansive water networks are constantly seeking technologies that can optimize their pipe networks. Moreover, shrinking freshwater reserves have led to a greater need for better monitoring and repair technologies to prevent leakage and loss. These factors are expected to keep up a steady demand for water infrastructure repair technologies in the years ahead.

Zirconia's Ceramic Surface Treatment is the only technology capable of chemically bonding to and restoring, protecting and preserving concrete surfaces during renovation.

* https://www.statista.com/statistics/1182556/global-water-infrastructure-repair-market-size/

Water & Wastewater Treatment Market (Facilities)

In 2018, the global water and wastewater market was valued at $265 billion U.S. dollars. The market is forecast to be valued at $456 billion U.S. dollars by 2026. This market will exhibit a CAGR of 7.1% during the forecast period, 2019-2026.*

The increasing demand for water treatment facilities across the world will have a positive impact on the growth of the market in the coming years. According to a report published by Fortune Business Insights, titled "Water and Wastewater Treatment Market Size, Share & Industry Analysis, By Segment.

Water and wastewater treatment is carried out before being used for commercial and domestic purposes. The growing demand for freshwater, coupled with the low availability of naturally available drinking water has created a subsequent demand for this process. The increasing investment in the R&D of this process will bode well for the market in the coming years. The constantly increasing global population has created a subsequent demand for water and wastewater treatment across the world. The increasing water shortages have contributed to the growing demand for wastewater treatment. <u>Recent technological advancements will open up a huge potential for companies operating in the water and wastewater treatment industry in the forthcoming years.</u>

* https://www.globenewswire.com/news-release/2021/02/11/2173842/0/en/Water-and-Wastewater-Treatment-Market-Size-to-Reach-456-68-Billion-by-2026-Driven-by-Increasing-Number-of-Water-treatment-R-D-Facilities-says-Fortune-Business-Insights.html

Concrete Coating Market (Gobal)

Global Drivers, Restraints, Opportunities, Trends, and Forecasts up to 2022

According to Infoholic Research, the global concrete coating market is expected to grow at a CAGR of 7.3% during the forecast period to reach $33.19 billion by 2022. *

Concrete coating is a technology to change the appearance of a surface area to get the desired finish. The primary and the most common need for this coating is not only to enhance the aesthetics (as it enhances the shine of the applied surface), <u>but also to help the concrete to last longer without the need for repair</u>.

A concrete coating helps to manage the surface of the concrete and builds up and protects through the layers of the coatings. Based on the resin used, this coating is usually classified as acrylic, epoxies, urethanes, and polyaspartics. Acrylic and alkyd-based concrete coatings are the two key types in the overall coating resin market, which have a bigger market share, whereas epoxy and PU are following in the market. These are the wide range of binders for coating applications that have created their potential space in the concrete coating market and are used to date. Different pigments are utilized to impart color or to change the aesthetics of coatings.

The increasing construction in the BRICS nations is a promising growth potential for the concrete coating market and it has the maximum demand. The market has an advantage of a bigger market share coming from China and India for the advanced building & construction technology. This gives Asia Pacific a lead in the global concrete coating market. Apart from this, European countries are also developing high demand following Asia Pacific owing to the higher consumer acceptance and large construction units.

North America followed Europe and became the third-largest market for concrete coating with heavy industrialization and consumer acceptance. Large infrastructure and high consumer spending in North America and Europe are increasing the market of concrete coating. Additionally, the Middle East & African countries are expected to show a high growth rate during the forecast period due to their increasing industrialization and higher market penetration.

Some of the key players in concrete coating is RPM International, Sherwin-Williams, Technokotes, Akzonobel N.V, Axalta Coating systems, etc.

* https://www.researchandmarkets.com/research/p9bbng/global_concrete?w=4

Concrete Floor Coatings Market (USA)

The U.S. concrete floor coatings market size was valued at USD $304.8 million in 2020 and is expected to grow at a compound annual growth rate (CAGR) of 4.3% to $420 MM by 2028.*

Rising demand for coatings as a protective medium in the flooring sector is projected to be a favorable factor driving the market growth. The growth of the U.S. construction sector coupled with the positive outlook towards manufacturing sectors is anticipated to boost the demand for concrete floors, which, in turn, will have a positive impact on the market development. Key factors that are driving the U.S. concrete floor coatings market growth include rising demand for coatings as a protective medium in the flooring sector and the growth of the U.S. construction sector.

Increased demand for processed food, including frozen and pre-packaged meals will also contribute to this expanded market. According to a report from ResearchAndMarkets the food processing market is expected to reach an estimated $4.1 trillion by 2024 with a CAGR of 4.3% from 2019 to 2024.**

While epoxy is the market largest share of this market, the problems with epoxy are driving buyers to evaluate other coating types. Major problems with the epoxy market, include:

The extreme toxicity of Bisphenol-A (powerful endocrine disruptor), the primary component

The lack of ability to chemically bond with concrete

The numerous failures, debonded floors, and expensive repairs

Floor failures are expected every 3-5 years, a huge problem with infrastructure related to food manufacturing which has daily cleaning with harsh chemicals, which also accelerate failure

Competition

Zirconia believes it has the "first mover" advantage in the markets we are entering.

Zirconia does not have direct competition. Indirect competition is from old toxic technologies like epoxy from the 1950's. There has not been the necessary innovation needed to create coating options that lead to healthy, durable infrastructure with low maintenance burdens, and lowered cost. Society is now forced to deal with global water infrastructure in a state of severe decay because of this lack of innovation.

Companies the make and sell epoxy, polyurethanes and other plastics include Akzo Nobel, BASF,

PPG, and Sherwin Williams. These companies all have valuations in the many billions of dollars. A recent review of their market capitalization (total stock value) gives the following: Akzo Nobel $18 billion, BASF $66 billion, PPG $30 billion, and Sherwin Williams, $53 billion.

Plastic coatings like epoxies and polyurethanes don't work. Why? Because current epoxies and polyurethane coatings can only "adhere" or stick to concrete and steel surfaces but cannot actually chemically bond or become part of the surface. This adhesion is a fragile temporary state that deteriorates and delaminates readily in the presence of UV light, humidity, chemical stress from cleaners, or other chemicals, then fails, peeling off the surface in just a short time.

Bottom line, plastic coatings like epoxy are technologies that are toxic, designed to fail, and guaranteed to fail. And, the cost to infrastructure is devastating. This market is ready for disruption.

* https://www.grandviewresearch.com/industry-analysis/us-concrete-floor-coatings-market

** https://www.prnewswire.com/news-releases/food-processing-market-projected-to-exceed-4-trillion-by-2024-301111526.html

https://www.grocerydive.com/news/demand-for-prepared-foods-jumped-11-report-says/569823/

https://www.supermarketnews.com/consumer-trends/frozen-food-sales-21-2020-covid-alters-shopping-and-eating-behaviors

Current Stage and Roadmap

Zirconia Inc. is focused on expanding sales. Zirconia is manufacturing and selling multiple concrete coating systems based on our Ceramic Surface Treatment technology. We are focused primarily on two main vertical markets: Food Manufacturing and Water Infrastructure (including stormwater, wastewater, and freshwater sub-markets).

We are meeting with our existing sales teams on the West Coast and in the Midwest. We are looking to hire sales support staff, sales managers and getting more independent sales agreements in place with independent sales representatives around the USA. Our goal is to finish building out our sales teams, as well as getting dealer-installer agreements, and select partnership agreements in place to maximize our sales efforts.

The Team

Officers and Directors

Name: Benjamin Cook

Benjamin Cook's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & President
  Dates of Service: September 02, 2016 - Present
  Responsibilities: Oversees business strategy, operations, marketing, sales strategy, financing, creation of company culture, human resources, hiring, firing, compliance with safety regulations, sales, PR, etc. Salary: $66,000

- **Position:** Board Chairman
  Dates of Service: July 17, 2017 - Present

Responsibilities: Ensures that the firm's duties to shareholders are being fulfilled by acting as a link between the board and upper management. Guides board direction, sets agendas.

Name: Balamuralee Balaguru

Balamuralee Balaguru's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Secretary
  Dates of Service: September 02, 2016 - Present
  Responsibilities: Sets technical direction for product development; creates and execute a strategic plan; identifies the exact resources necessary to put the plan into action. Also, manages production and quality control. Salary: $66,000

- **Position:** Board Director
  Dates of Service: July 17, 2017 - Present
  Responsibilities: Board Secretary, sets board agenda along with CEO, organizes meetings and records meetings.

Name: Michael Riley

Michael Riley's current primary role is with S3 Surface Solutions, LLC. Michael Riley currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: November 15, 2018 - Present
  Responsibilities: Attend Board Meetings and Vote on Resolutions. 50,000 shares annual compensation.

Other business experience in the past three years:

- **Employer:** S3 Surface Solutions, LLC
  Title: CTO
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Overseeing technology

Other business experience in the past three years:

- **Employer:** Fine Particle Associates
  Title: Owner
  Dates of Service: November 01, 2019 - May 01, 2020
  Responsibilities: Private consulting

Other business experience in the past three years:

- **Employer:** Pascale Industries, Inc.
  Title: CTO
  Dates of Service: November 01, 2016 - November 01, 2019

Responsibilities: Overseeing technology

Name: Thomas Miesner

Thomas Miesner's current primary role is with Miesner, LLC. Thomas Miesner currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 17, 2020 - Present
  Responsibilities: Provides guidance and direction to the board around corporate governance and coaches executive management regarding planning, staffing, organizing and controlling. 50,000 shares annual compensation.

Other business experience in the past three years:

- **Employer:** Miesner, LLC
  Title: Owner
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Manages the family wealth fund including leading due diligence for investments, recommending investments, serving on boards, and mentoring executive management.

Other business experience in the past three years:

- **Employer:** Pipeline Knowledge & Development
  Title: Founder, Owner, and Board Member
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Provides oil and gas midstream education, litigation consulting, business development, technology development, and management consulting.

Name: William Boone

William Boone's current primary role is with Double B Consulting, LLC. William Boone currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: July 15, 2020 - Present
  Responsibilities: Attend Meetings and Vote on Resolutions. 50,000 shares annual compensation.

Other business experience in the past three years:

- **Employer:** Double B Consulting, LLC
  Title: Owner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,069,998.36 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for

whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for ceramic coatings.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You

are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Zirconia Inc. was initially formed as Zirconia LLC on September 2, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zirconia Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Zirconia's products and technologies are good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we

have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire

and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Generally, any cyber-attacks on Zirconia Inc. could disrupt our business and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Benjamin Cook	4,997,000	Common Stock	24.89%
Balamuralee Balaguru	5,000,000	Common Stock	24.87%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 12,947,735 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,539,248 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 637,517 shares to be issue pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 7,040,634 outstanding.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Material Rights

Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock (it being understood that the authorization or issuance of shares of a new series of preferred stock that is senior to or pari passu with the Series Seed Shares will not be deemed to adversely affect the Series Seed Shares if the rights, preferences, privileges or restrictions of the Series Seed Shares are not otherwise affected);

(b) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $995,000.00
  Use of proceeds: Equipment, raw goods, salaries, general operations
  Date: May 14, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $600,000.00
  Number of Securities Sold: 1,941,922
  Use of proceeds: Raw goods, salaries, general operations
  Date: July 14, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $281,597, an approximate 220% increase compared to fiscal year 2020 revenue of $87,944. Since 2020, the Covid-19 pandemic restrictions throughout the United States, and globally, continued to restrict sales opportunities within our initial chosen market sectors – construction, infrastructure, and food production. During this extended period of uncertainty, we pivoted much of our focus to research, development, and testing, allowing us to better position ourselves for renewed sales efforts in line with economic recovery within these sectors.

Cost of Goods Sold

Cost of goods sold in 2021 were $56,463, an increase of $41,721 over the prior year cost of goods sold amount of $14,742 in 2020. This 2021 increase of approximately 283% was driven by the higher sales amounts recorded for the year.

Gross Margins

2021 gross profit increased by more than $151,000 over 2020 gross profit. However, gross margin as a percentage of revenue decreased from 83.2% in 2020 to 79.9% in 2021. The approximate 3.3% gross margin decrease experienced was driven primarily by supply chain issues initiated from the pandemic. Limited sales volume and maintaining adequate raw goods inventory levels helped the Company mitigate margin risks during 2021.

Expenses

The Company's expenses consist of, among other things, personnel, marketing and sales expenses, fees for professional services, research, development, and testing, office and warehouse related expenditures, insurance, and licensing. In the personnel area, the $347,271 spend in 2021 was a $125,989 increase over the 2020 amount of $221,282. The majority of this increase (64%) was driven by $87,317 in commission expense incurred on projects completed. Marketing spend from a fundraising campaign launch with StartEngine during the fourth quarter of 2021, led to a $49,089 increase in this category from 2020. This was partially offset by lower travel costs, where a $23,247 reduction from the previous year was realized. This was due to limitations in sales efforts brought on by the Covid-19 pandemic.

Historical results and cash flows:

The Company anticipates sales to begin accelerating during the course of 2022 and beyond. This is driven by our current product mix, as well as new formulations that are planned for launch. Along with expected top-line increases, we expect to reach breakeven bottom- line profitability toward the end of 2022.

As discussed in previous financial statements, the global SARS Cov2 pandemic suppressed sales through the third quarter of 2021. Potential clients in our market sectors (e.g., food, construction) were reluctant to take in-person, or virtual online sales meetings.

However, as we predicted, this reluctance lessened in the third quarter of 2021, as businesses began to have sales meetings and construction projects began to move forward after Covid-19 restrictions eased. Several projects received in the third quarter resulted in a profitable fourth quarter. Zirconia was cash positive in the 4th quarter, generating $245,200 in cash flow from Amazon data center projects (for which we are now their "technology of choice"). Other good news included the forgiveness of our PPP loan of $48,000 by the federal government.

In 2021, we continue to go through regulatory hurdles to meet the UK government's requirements for freshwater coating approval. At the same time, we met with our UK partners, Haydale, on a weekly basis to plan and push sales networking for 2022. As expected, the UK regulatory scheme is taking some time, but expected to conclude testing and review for freshwater approval in mid 2022.

The existing UK projects planned for wastewater and stormwater infrastructure were delayed by Covid restrictions, but one did finally move forward in 2021. As a result, Zirconia has recently won the prestigious 2022 British Engineering Excellence Awards (BEEAs) which reviewed this trial project. These projects in wastewater are moving forward, and expected to ramp up in 2022, despite continued issues with SARsCov-2 variants.

We remained ultra-efficient in terms of staffing in 2021. Zirconia continued to run lean, with 3 full time employees through August, but added back our laboratory support position, hiring an amazing young engineer in September of 2021.

Our cost of operations remained low, and our cost of production also remained low. Using toll blending to manufacture goods, continued to give us the capacity to produce a great deal of product at low cost. Despite the pandemic, this efficiency and low overhead have given us time to grow sales opportunities and create new product offerings.

While we were waiting for markets to open, we focused on key R&D goals, developing, and validating three new topcoat technologies in 2021, which are now part of our product line, and which we feel give us key market advantages.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Zirconia has approximately $120,000 in cash in the bank.

We have an existing credit limit of $25,000 on our Citibank Costco Visa account.

We have a $50,000 line of credit limit with Washington State Employees Credit Union

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company optimally seeks additional equity financing of between $500,000 (MIN FUNDING GOAL) and $1,000,000 (MAX FUNDING GOAL) to accelerate growth within current and additionally identified sectors. Financing from this campaign will certainly assist the business. However, as our sales pipeline and corresponding shipping of product occurs, opportunities for debt financing will become available (e.g., receivables, inventory, term debt for production equipment expansion, etc.).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding

campaign?)

The campaign will augment current funding sources to operate effectively during 2022. Other financing sources (debt) will continue to be explored as warranted while we manage our growth curve. Assuming only current liquidity sources though this campaign is anticipated to contribute between approximately 60% and 70% of total funding for the year.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The current company monthly burn rate currently averages approximately $45,000. A maximum funding goal of $1,000,000 will provide about 22 months of operating runway.

How long will you be able to operate the company if you raise your maximum funding goal?

Under an assumed minimum funding goal of $500,000, this will provide an operating runway of about 11 months, based on an average monthly burn of $45,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As mentioned earlier, the company contemplates introducing several debt-related sources of capital to facilitate continued growth. The foundation is being laid in pursue of bank lines of credit for customer receivables and inventory, along with term loans for equipment. As opportunities present themselves, additional equity raise(s) may be explored.

Indebtedness

- **Creditor:** Citi Costco Anywhere Visa
  Amount Owed: $13,572.00
  Interest Rate: 15.24%
  Maturity Date: June 17, 2021

- **Creditor:** SBA EIDL Loan
  Amount Owed: $6,700.00
  Interest Rate: 1.0%

- **Creditor:** Dr. P. Balaguru
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  This debt is owed to Dr. Balaguru for the transfer of our primary patent to Zirconia Inc.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,988,369.00

Valuation Details:

Zirconia Inc. determined its valuation based on the following:

Our valuation method used a hybrid model composed of the Berkus method and Scorecard Valuation method, which are two ways early-stage investors will use to value early-stage startup companies. We took the base established investment parameters within each method to develop a detailed decision matrix.

The Berkus method, in particular, is used for the earliest stage of startup financing, but since we were already in existence, had raised previous capital, and hit key development milestones, we weighted more of the later stage version of the Scorecard method to arrive at this next valuation for our startup financing.

Our first step was to take the average valuation of similar stage companies in the materials space related to the built environment, and infrastructure. We got this information from various online databases, including StartEngine and Wefunder, and found that between the comparative companies we looked at, the average valuation was $23.8 million. We believe this is a conservative figure, as many of these companies are pre-revenue.

The next step was to score Zirconia Inc. on the following investment scorecard factors, including:

- The strength of the management team (30% max)

- Size of the Opportunity (15% max)

- Technology, Products & Patents (15% max)

- Competitive Environment (5% max)

- Need for Additional Investment (5% max)

- Capacity for core technology to expand new Intellectual Property (5% max)

Zirconia scored very strongly regarding the strength of the management team, size market opportunity, technology, products & patents and having a monopoly on our technology, we also scored highly on the competitive environment.

Even so, in order to provide both a well-reasoned value and an exceptional value for incoming investors, we discounted the investment 19.15% to come to a valuation of approximately $19.9M.

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The total number of shares outstanding on a fully diluted basis, 19,988,369 shares, includes 12,947,735 shares of Common Stock shares (which includes 1,539,248 shares to be issued pursuant to stock options issued and 637,517 shares to be issued pursuant to stock options, reserved but unissued) and 7,040,634 shares of Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Working Capital*
  96.5%
  All working capital will be focused on supporting sales staff and the process of selling existing product.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  30.0%
  Zirconia needs to hire the following key sales staff to grow sales: Sales Manager for Infrastructure for Water infrastructure: Manage existing clients in UK, and other nation states, as well as USA, onboard new sales representatives. Sales Manager for Food Industry: Manage existing sales staff and on-board new sales representatives. Project Manager: Manage sales opportunities generally to ensure they are "fit for purpose", oversee installation to ensure they are completed successfully. Executive Sales Assistant: Support sales ecosystem and processes.

- *Marketing*
  20.0%
  Generate necessary marketing materials, including sample kits, and CST coating kits (pints). Increased digital marketing, including updating our website, creating additional professional videos and webinars, pay for Zoom and other online meeting portals. Fund tradeshows (expected to get back to normal in Q3 2021), which are the best opportunities to meet with many potential customers at one time.

- *Inventory*
  15.0%
  Zirconia will purchase additional raw goods in advance to ensure a smooth supply chain and fulfill sales order volume at scale with limited backorder risk.

- *Operations*
  15.0%
  Zirconia will fund existing sales staff, professional fees associated with accounting, legal fees associated with patents, and other selling, general and administrative costs.

- *Research & Development*
  10.0%
  Zirconia will fund: Potable water certification through NSF 61 Certification (and co-certification with UK). Third-party anti-microbial testing to capture food production/storage opportunities. Independent ASTM Testing (e.g., vapor transmission, slip-resistance, chloride penetration, etc.) to validate product performance and capture large scale infrastructure opportunities.

- *Working Capital*
  6.5%
  Will be used to fund sales opportunities that arise, including from expansion of distribution into other countries, and expansion of technology partnerships.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zirconiainc.com/ (Investor Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zirconia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zirconia Inc.

[See attached]

ZIRCONIA INC.

Reviewed Financial Statements

For the Years Ended December 31, 2021, and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 15, 2022

To: Board of Directors, ZIRCONIA INC.

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of ZIRCONIA INC. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

ZIRCONIA INC.
BALANCE SHEET
SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 & 2020

BALANCE SHEET		
ASSETS	**2021**	**2020**
Cash & Investments	13,056	211,686
Accounts Receivable	8,169	21,419
Inventory	271,518	164,355
Prepaid Expense	0	-
Subtotal, Current Assets	292,743	397,461
Property, Plant & Equipment	36,117	33,682
Intellectual Property, Patents	123,961	123,961
Accumumlated Depreciation	(15,766)	(7,342)
Accumumlated Amortization	(15,589)	(7,325)
Net Book Value	128,723	142,977
Total Assets	421,466	540,438
LIABILITIES		
Trade AP & Credit Cards	5,926	10,986
Wages & Taxes Payable	24,684	-
Accrued Liabilities	90,000	90,000
BusinessTaxes Payable	22,390	(140)
Bank Line of Credit	1,186	-
Convertible Debt	-	-
Notes Payable and Other Debt, Current	(0)	-
Subtotal, Current Liabilities	144,185	100,846
Notes Payable and Other Debt, Non-Current	6,700	6,700
Total Liabilities	150,885	107,546
EQUITY		
Common Stock	30,000	30,000
Preferred Stock	1,781,259	1,656,244
Dividends	-	-
Retained Earnings	(1,540,678)	(1,253,353)
Total Equity	270,581	432,892
Total Liabilities & Equity	421,466	540,438

ZIRCONIA INC.
STATEMENT OF OPERATIONS
SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020

PROFIT & LOSS STATEMENT		
Revenue	**2021**	**2020**
Product Sales	280,947	85,090
Freight-Shipping Cost	650	2,604
Third Party and Other Costs	-	250
Total Revenue	281,597	87,944
Cost of Goods		
Raw Materials	41,748	10,444
Packaging	2,530	802
Freight	6,168	2,883
Third Party Costs	6,016	613
Total Cost of Goods & Services	56,463	14,742
Gross Profit	225,135	73,203
Personnel		
Operations	154,900	128,000
Sales	68,333	59,999
Commission	87,317	7,200
Payroll Taxes	18,771	17,860
Benefits	17,950	8,223
Subtotal	347,271	221,282
General & Adminstrative		
Marketing Related	56,730	7,641
Equipment, Small	3,778	1,434
Research, Development, and Testing	11,011	18,896
Rent	15,000	18,000
Office, Lab & Warehousing	27,132	20,767
Legal Costs	1,242	6,327
Professional Fees	13,422	14,660
Contract Labor	2,675	-
Information Technology	6,650	3,443
Travel Related	38,208	61,455
Meals & Entertainment	12	20
Postage & Shipping	4,479	7,194
Dues & Subscriptrions	1,175	5,299
Insurance, Corporate	6,653	3,824
Insurance, Product	5,756	5,801
Fees & Licensing	426	569
Bank Fees	165	250
Subtotal	194,515	175,578
Operating Income (EBITDA)	(316,652)	(323,658)
Non-Operating Activity		
Interest Expense	1,629	188,673
Purchase Discounts	-	(1,440)
Merchant Fees (Credit Card)	107	334
Depreciation	8,424	21,869
Amortization	8,264	6,191
State & Local Taxes (SALT)	839	674
Disposal (Gain) or Loss	(48,588)	(15,137)
Subtotal	(29,326)	201,163
Net Income (Loss)	(287,326)	(524,821)

ZIRCONIA INC.
STATEMENT OF CASH FLOWS
SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020

STATEMENT OF CASH FLOWS		
Cash flows from operating activities	**2021**	**2020**
Net (loss)	(287,326)	(524,821)
Add (deduct) effects on operating income:		
Depreciation	8,424	21,869
Amortization	8,264	6,191
Accounts receivable	13,251	(15,886)
Inventory	(107,163)	(20,528)
Prepaid Expense	(0)	-
Accounts payable	4,790	14,873
Credit cards payable	14,833	(10,451)
Accrued liabilities	-	(10,769)
Wages payable	22,390	(12,462)
Business taxes payable	1,326	610
Net cash provided (used) by operating activities	(321,211)	(551,375)
Cash flows from investing activities:		
Purchase of equipment	(2,434)	(7,072)
Purchase of patents	-	(23,961)
Net cash provided (used) by investing activities	(2,434)	(31,033)
Cash flows from financing activities:		
Proceeds from issuing common stock	-	(586)
Proceeds from issuing preferred stock	125,015	1,656,244
Increase (decrease) from bank line of credit	-	-
Increase (decrease) from SAFE or convertible debt	(0)	(955,000)
Increase (decrease) from other term debt	-	55,519
Net cash provided (used) by financing activities	125,015	756,177
Net increase (decrease) in cash	(198,631)	173,769
Cash balance, beginning of period	211,686	37,916
Cash balance, end of period	13,055	211,686

ZIRCONIA INC.
STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
SEE ACCOMPANYING REVIEW REPORT AND NOTES TO FINANCIAL STATEMENTS
FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2021 & 2020

	Common Stock	Preferred Stock	Retained Earnings	Total Stockholders' Equity
Balance on January 1, 2020	105,586	-	(725,678)	(620,092)
Conversion of notes payable to equity	(75,586)	1,656,244		1,580,658
Net (loss)			(527,675)	(527,675)
Balance on January 1, 2021	30,000	1,656,244	(1,253,352)	432,892
Issued shares for cash	-	125,015	-	125,015
Conversion of debt to shares	-	-	-	-
Net (loss)	-	-	(287,326)	(287,326)
Balance on December 31, 2021	30,000	1,781,259	(1,540,678)	270,581

NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

Zirconia Inc. ("the Company") is a corporation formed in 2017 under the laws of the State of Delaware. The Company derives revenue from the design and manufacture of a new class of high performance, permanent, eco-friendly ceramic-polymer coatings which are used to prolong the life of concrete, steel, and other physical assets.

Since inception, the Company has relied on issuing securities and debt instruments to fund its operations. As of December 31, 2020, the Company had incurred a cumulative loss and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to fund its operations with funding from the crowdfunding campaign and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2020 and 2021, the Company recorded no losses on uncollectible receivables.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, with no amount to account for estimated salvage value.

Intellectual Property

The Company capitalized intellectual property costs as the result of its initial purchase of a patent in 2018 which supports foundational product chemistry. Under GAAP, intellectual property is tested periodically for impairment, but not otherwise adjusted. As of December 31, 2021, the Company has not recognized any impairment loss on intellectual property. Amortization of intellectual property is calculated on a straight-line basis over a period of 15 years.

Cost of Sales

Cost of Goods includes costs of inventory items and other related supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct marketing related expenses and advertising costs as incurred.

NOTE C: INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company has recorded net operating losses in each of the years 2017, 2018, 2019, 2020, and 2021. The Company believes there is uncertainty as to the valuation or timing of benefits associated with the losses, through December 31, 2021, a cumulative gross deferred tax asset amount of $329,400 has been fully valued. The net operating loss carry forward associated with 2017, 2018, 2019, 2020, and 2021 will expire if unused after the tax year 2037, 2038, 2039, 2040, and 2041, respectively.

The Company is subject to Federal Tax requirements in the United States. The Company's Internal Revenue Service tax filings for tax years 2017, 2018, 2019, 2020, and 2021 will be subject to review by that State until the expiration of the statutory period in 2021, 2022, 2023, 2024, and 2025, respectively.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax years 2017, 2018, 2019, 2020, and 2021 will be subject to review by that State until the expiration of the statutory period in 2021, 2022, 2023, 2024, and 2025, respectively.

NOTE D: EQUITY BASED COMPENSATION

In 2019, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2021, options issued, available, and exercised were as follows:

Options Authorized	2,500,000
Options Issued	1,634,248
Options Available	865,752

Through December 31, 2021, no vested options were exercised by option holders.

NOTE E: ACCRUED LIABILITIES – PATENT

The Company secured ownership of a core technology patent in 2017 from Dr. P. Balaguru. Through December 31, 2020, the Company has paid $10,000, with $90,000 remaining outstanding to Dr. Balaguru. The balance owed is recorded as an accrued liability and there is no expectation or demand for payment. The Company and Dr. Balaguru have an oral understanding that the balance is to be paid once the Company has realized sufficient operating cash flow.

NOTE F: CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G: SUBSEQUENT EVENTS

Management considered events after the end of the period but before April 10, 2022, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Zirconia Inc.

Green-tech nano-ceramic coatings for sustainable infrastructure


ZIRCONIA™
zirconiainc.com
Closing in 7 days

Website | Tukwila, WA | ENVIRONMENT | CLEAN TECHNOLOGY

Our green-tech nano-ceramic coatings for concrete and steel stops corrosion, creating extreme durability and lifespan for our infrastructure. This revolutionary advance in surface protection is necessary to preserve infrastructure from decay, lower lifecycle costs and lessen environmental impacts.

$387,690 raised

370 Investors	$20M Valuation
$1.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	7 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 30 | Comments | Follow

Reasons to Invest

- Positioned to disrupt the $2.8 trillion annual steel and concrete corrosion market.
- Ceramic coating that cures at room temperature, no kiln needed, applied like standard paints.
- A "green infrastructure" solution for climate change resilience.

OVERVIEW

Our Technology Permanently Protects Steel and Concrete Infrastructure

Zirconia solves critical problems in water and food infrastructure globally, using the unique nature of our green-tech nano-ceramic coatings which repair, strengthen and preserve concrete and steel infrastructure.


50x magnification of concrete
Before Zirconia
50x magnification of CeramycGuard ™
Eliminates Porosity and Instability
After Zirconia CeramycGuard™

Our revolutionary technology can make infrastructure made of concrete and steel virtually immortal.

We have invented a ceramic coating that reacts with the surface of concrete and steel, encapsulating them in an ultra-durable, inert surface, all at room temperature.

The Zirconia Difference

Rewards

Get rewarded for investing more into Zirconia Inc.:

$200+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
Tier 1
Invest $500+ and you will get an additional 5% bonus shares.

$1,000+ Investment
Tier 2
Invest $1,000+ and receive an additional 10% bonus shares.

$5,000+ Investment
Tier 3
Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+ Investment
Tier 4
Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+ Investment
Tier 5
Invest $100,000+ and receive an additional 35% bonus shares.



Traditional concrete coating “sticks” to the surface via a weak mechanical bond
Concrete surface



CeramycGuard: ceramic surface layer
Composite: CeramycGuard chemically bonds to the surface creating a coating that will not peel, flake, chalk or deteriorate
Concrete surface

THE PROBLEM

America's Drinking Water Infrastructure is Failing

The USA wastes 15.4% of purified water through cracked and deteriorated water pipes and reservoirs, enough water to supply 60 million homes daily. Water infrastructure suffers from long-term neglect and a lack of investment in long-term solutions. And, until now, no durable solutions have been available.



Concrete is porous
absorbs water, CO2, salt and bacteria
Enough water to supply 60 million homes daily is lost

Concrete is used throughout the water holding and transport systems, but it is chemically unstable and very porous. Like a sponge, it absorbs contaminants, then cracks, corrodes, and dissolves.

This problem is made worse by the chlorine used to sanitize our drinking water. Chlorine dissolves concrete and corrodes steel reinforcement, slowly destroying the water pipes and storage tanks.

Worse yet, this porosity absorbs food and water and creates habitat for bacteria and other unwanted microbial life. The ceilings and floors at our food producers are filled with bacteria and mold, which too often ends up in our food.


Concrete is chemically unstable
Chlorine used to sanitize fresh water causes the concrete to deteriorate

THE SOLUTION

Our Technology Strengthens, Protects, and Preserves Concrete with our Innovative, Patented Industrial Ceramic Coating

Zirconia's Ceramic Surface Treatment consists of a water-based ceramic "paint" (a patented mix of alumina and zirconia silicates) to renew, strengthen, and preserve concrete by eliminating inherent weaknesses and by stabilizing the surface.


Ceramic Surface Treatment
• Like "cold poured ceramic"
• Millions of bonds per square inch form a molecularly attached composite with the concrete surface
Water
Ultraviolet
Biological

Our Ceramic Surface Treatment forms a barrier layer that eliminates all surface porosity and chemically stabilizes the concrete. Chemical instability and porosity are the root causes of concrete asset failure. Our technology eliminates these failure pathways, giving the concrete an indefinite lifespan.

The resulting ceramic surface is not affected by environmental weathering and is immune to ultraviolet light, salts, and microbial decay.

Zirconia's elimination of porosity (microbial habitat), along with the natural antimicrobial characteristics of our coating, means reductions of harmful bacteria in our food and water supply.

This is the critical solution Food and Water infrastructure need to preserve public health.



Before

the concrete is porous
& chemically unstable



After

the concrete is renewed, strengthened, & preserved indefinitely

Protection that applies like paint.



Durable and safe.



To start, Zirconia is focusing on the following applications in the US and UK:

- Water infrastructure for fresh water including concrete pipe and large municipal tank applications
- Stormwater, and sanitary sewer applications
- Floor, wall, and ceiling coating for food manufacturing and food storage
- Floor, wall, and ceiling coating for animal husbandry and animal processing

THE MARKET

A Revolutionary Product Applicable Across Multiple Massive Markets

Zirconia addresses the global $2.8 trillion-dollar concrete and steel corrosion problem, with the first coating system that solves corrosion.

Our technology has direct applications in the $1.8 billion food manufacturing and protein market, the $3.5 billion commercial construction market, and the $14 billion infrastructure market.



Total Addressable Market (TAM)
Food Manufacturing & Protein
$1.8B
TAM
Commercial Construction
$3.5B
TAM
Infrastructure
$14B
TAM

Current technology is failing us...

Our competition is low functioning, engineered-to-fail technology (epoxy, polyurethane) that was invented in the 1950s and has not substantially improved since.

Organic coatings such as epoxy and polyurethane cannot permanently treat inorganic surfaces like concrete and steel. They only stick temporarily, then peel off, leaving the concrete more vulnerable than before. This allows infrastructure to decay to the point of collapse, causing the loss of our freshwater resource, and allowing our food supply to be infected with pathogens.


This is how our "competition" holds up

As far as we know, we are the only company to develop an inorganic coating to protect an inorganic surface, giving us a monopoly on our Ceramic Surface Treatment technology.

OUR TRACTION

Patented Technology and Enthusiastic Adoption

Our Ceramic Surface Treatment for concrete (CeramycGuard) and steel (GeoPrimer) were finalized in late 2018. Our scientific breakthrough is patented, and we have three patents pending for new products for additional markets that build on the first patent, which were filed in May 2020.

Sales began in early 2019 with small proof of concept projects. Several of these opportunities have now resulted in repeat business.

By 2021 we have landed major opportunities like Tyson Foods, the largest poultry producer in the USA, and Stantec, the world's 3rd largest water infrastructure engineering firm.

Food Industry

Commercial Construction

In January 2020, Zirconia's Ceramic Surface Treatment (CST) technology became part of the global Platinum Brooding Standard for raising broiler chickens without antibiotics or hormones.

In March 2020, Zirconia was selected as the concrete restoration technology winner of the Yorkshire Water District's Asset Management Plan.

As of May 2021, Zirconia has successfully passed the first phase of laboratory testing for WRAS Approval (Water Regulations Advisory Scheme Ltd, UK), for use in freshwater systems. We are now approved for water fittings and applications in drinking water plumbing in the UK.

Currently we are moving to the second and final phase of review by the Drinking Water Inspectorate (DWI) for freshwater infrastructure.



'18-'20
Patents
1 patent approved, 3 patents pending
'19
Proof of Concept Projects
includes sales to major clients
'20
Becoming a Standard
CST technology became part of the global Platinum Brooding Standard
'20
Award-Winning Recognition
Zirconia was selected as the concrete restoration winner of the Yorkshire Water District's Asset Management Plan
'21
Successful Phase 1 Lab Tests
approved for water fittings & applications in UK drinking water plumbing
Phase 2 DWI

WHY INVEST

Building Better Infrastructure for a Sustainable Future

Our goal is to make our technology available to people around the world for water and food infrastructure in both new construction and renovation markets.

We also have a pipeline of new patent-pending, eco-friendly coating products that we will be strategically introducing to new markets, including:

1. CoolColors™ solar reflective Ceramic Surface Treatment, which cools buildings reducing the need for electricity from burning fossil fuels, reducing greenhouse gas emissions.

2. GeoPrimer™ Ceramic Surface Treatment for steel that solves corrosion. This technology strengthens, protects, and preserves bridges and heavy infrastructure.

3. GalvaGlass™ Ceramic Surface Treatment coatings for galvanized steel that solves corrosion. This technology strengthens, protects, and preserves electric grid infrastructure.

We will continue to develop other related new technologies for infrastructure that lead to reduced pollution, lowered greenhouse gas emissions and increased climate change resilience.

We will revolutionize a $2.8 trillion market with our monopoly of ceramic surface treatments, which creates a new healthier standard for food and water infrastructure.

Climate Impact

Zirconia's Ceramic Surface Treatments extend the lifespan of concrete and steel infrastructure significantly, reducing the need to remanufacture and remake concrete and steel structures, which cumulatively emit 18% of global climate change gases.

By preserving infrastructure, we are converting existing fragile, short-lived, run-to-failure infrastructure into durable, long-lived, Green Infrastructure that has a much lower impact on our environment. In general, our technologies improve durability and functionality, while reducing greenhouse gas emissions and other pollution, making infrastructure more sustainable.


ZIRCONIA

Why does "Green Infrastructure" matter? Because, we are preserving more than concrete, we are preserving our limited natural resources, the environment, and our health.

Help us strengthen, protect and preserve the world's infrastructure by making our green technology the standard for concrete coatings.



> **"When we protect concrete and steel infrastructure, we are protecting ourselves."**
>
> *Zirconia*

Meet Our Team



Benjamin T. Cook

Chief Executive Officer, President, and Chairman

Benjamin is a serial entrepreneur with exit experience and an angel investor who focuses on breakthrough technologies that positively impact global sustainability. As a senior business executive, Benjamin has been developing businesses for 30 years. His businesses have included environmental labs, environmental consultancies, import of green building materials, and development of green chemistry for large-scale infrastructure applications. He last founded GeoTree Technologies Inc., a green-tech infrastructure repair firm which was sold to Milliken. Benjamin has worked on various boards of directors, including currently as the Board Secretary at Adaptive Symbiotic Technologies, an agriculture technology firm. Additionally, Benjamin has experience in marketing and sales, product development, and strategic thinking, as well as a deep knowledge of construction and agricultural, Zirconia's main markets.



Balamuralee V. Balaguru

Chief Technology Officer

Muralee is an engineer and businessman, working on product and business developments at Zirconia. Muralee has a dual degree in Civil and Environmental Engineering at the University of Michigan, and a JD from Miami School of Law, focused on Intellectual Property. This unique combination of engineering and legal experience has led to the successful patent for Zirconia's technology, and also the extraordinary engineering of new product designs and high-level of experimentation that has made Zirconia's technology market ready. Muralee's experience at Parsons Brinkerhoff on bridge design and inspection of structures gives Zirconia significant insights into real world structural and corrosion issues.



Michael Riley

Board Director

Mike is a materials scientist and serial senior executive of geopolymer ceramics firms. He has extensive experience commercializing material technology in infrastructure and military markets. He is currently the CTO of S3 Surface Barrier Solutions, which focuses on creating novel materials for sustainable infrastructure, and green building. He holds an M.S. in Material Science and Engineering from John Hopkins University.



Thomas Miesner

Board Director

Tom was the President of Conoco Pipeline, prior to the merger with Phillips, and has managed contractors and businesses for over 25 years. Tom's high-level management, communication, and negotiation skills have been much appreciated. He has been helping us with fund raising, as well as assisting us with core board functions as an active advisor.



William Boone

Board Director

Former President of Rodda Paint, Bill has managed sales teams for 30 years and understand the intricacies of the construction market. Bill is a serial executive with M&A experience. He is assisting us with sales team organization and execution, and has assisted us with accessing independent sales representatives in Washington and Oregon.

Offering Summary

Company	Zirconia Inc.
Corporate Address	4611 S 134th Pl, STE 240, Tukwila, WA 98168
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$19,988,369.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Bonus

Invest within the first 96 hours and receive an additional 20% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 15% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+: Tier 1

Invest $500+ and you will get an additional 5% bonus shares.

$1,000+: Tier 2

Invest $1,000+ and receive an additional 10% bonus shares

$5,000+: Tier 3

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+: Tier 4

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+: Tier 5

Invest $100,000+ and receive an additional 35% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zirconia will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Zirconia Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Zirconia Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Zirconia Is Making a Positive Impact on Our Environment.

about 1 month ago


ZIRCONIA'S ENVIRONMENTAL
IMPACTS
ZIRCONIA

Zirconia Community,

Zirconia brings environmental consciousness into everything we do. We have a clear mission: To make the built environment more sustainable and less toxic. Our green coating technologies are innovative and contribute to the health of people and the planet, all while making infrastructure work better.

We are making a positive environmental impact in the following ways:

- **Reducing Greenhouse Gasses while Preserving Old and New Infrastructure Indefinitely**
- **Reducing Toxicity to the Environment**
- **The Power of Substitution (Removing toxins)**
- **Reducing Toxicity to the Employees and Workers**
- **Reducing Life Cycle Impact**
- **Future Green Chemistry**

For more information regarding the topics mentioned above, we encourage all of our supporters and investors to read our recent investor article.

Zirconia is a subject matter specialist when it comes to improving sustainability in the built environment. When you invest in Zirconia, you invest in an environmentally conscious company which is creating hope for a more sustainable future.

Visit our raise page and join our community of early investors today.

Warmly,

Benjamin Cook

Zirconia

Zirconia: Solving Salt Corrosion.

about 1 month ago


ZIRCONIA
ZIRCONIA: SAVING FLORIDA'S CONDOS FROM SALT CORROSION
SEE HOW ZIRCONIA IS HELPING FLORIDA CONDO OWNERS PRESERVE THEIR HOMES FROM SALT CORROSION WITH GREEN TECH

Zirconia Community,

The collapse of the Surfside condominium in Florida was a big story in the news cycle, but really only a small part of the larger story about the failure of planning, maintenance, and materials science. This is also a great example of how better materials science improves environmental and social sustainability.

In Florida, many residents, including a vast number of lower income elderly residents, live in condominiums near the beach. The weather is warm, sunny, and wonderful, great for seniors and warm weather vacationers. Florida has over 1.5 million condominium units, mostly made of concrete, and mostly within two miles of the ocean beach, enjoying that warm ocean breeze.

However, the salty air from an evaporating warm ocean is a relentless corroder of concrete and steel, especially within the first two miles from the ocean, where airborne salts are more concentrated. In fact, warm, moist salty air is a relentless destroyer of all types of concrete structures, residential, commercial and infrastructure.

There has never been a good solution for the aggressive salt corrosion attacking concrete condominiums in Florida. And, while the primary condominium buildings are corroding, their associated structures, like parking garages and pools are also being eaten away. Bridges, roads, and other municipal infrastructure suffer this same fate. The cost to fix the salt corrosion problem once it has advanced, is extreme. So, there is economic and social harm happening here, as many seniors cannot afford repair bills of tens of thousands of dollars. And, to be clear, the savings of many seniors is wrapped up in their home, so losing the value of this investment in later years can be devastating.

Many of these condominium structures were built in the 70's, 80's and 90's so they are already reaching the age where the history of maintenance, or the lack thereof, becomes readily and sometimes painfully apparent. Miami Dade and two other counties now require 30-year and 40-year engineering reports verifying fitness of the structure, and every 10 year afterwards. After the Surfside condominium collapse, due in part to lack of maintenance, many condominium owners are considering more stringent inspections and greater attention to maintenance and repairs, which had been lax in the past. Certainly, ignoring this problem will not make it go away. There are a large number of condominium structures that have existing damage that need restoration and preservation work performed immediately. But, the sheer volume of these repairs will take decades to complete.

Why is salt a problem? Because, salt is like a chemical crowbar that levers and breaks concrete apart millimeter by millimeter. Salt, which is sodium chloride, liquifies in the presence of moisture or humidity then recrystallizes and expands within the concrete. This dissolving and expanding cycle continues indefinitely, once salt enters the concrete, causing concrete to crack deeper and deeper. Salt also attacks the cement binder chemistry of concrete, causing it to erode, which also allows the salt to penetrate deeper. Each millimeter of cracking and erosion allow the salt to penetrate deeper and continue eating the concrete away, in a relentlessly destructive reinforcing cycle. As the salt corrosion reaches the structurally reinforcing steel, salts accelerate steel corrosion, which rusts and expands (spalls), losing its structural strength.

The unfortunate result of this salt corrosion behavior is reduced structural strength, until one day the concrete and reinforcing steel crumbles. Generally, the only way to stop this salt corrosion behavior is to stop it from entering the concrete in the first place. This would require some type of salt barrier, which did not exist until now.

Making matters worse, current technology does not work: Epoxies and other film-forming coatings are just adhering (temporarily sticking) to the concrete surfaces, rather than actually chemically bonding with the concrete. This means moisture can intrude, causing coating film delamination failures in elevated concrete where moisture can get to the coating from underneath, and where thermal changes accelerate film delamination. Film-forming coatings (epoxies, polyurethanes) are also destroyed by UV light from sunshine, and simply cannot provide the durability or reliability necessary for protecting concrete from salt, water, and weathering.

About CeramycGuardTM, a Ceramic Surface Treatment

To solve the salt corrosion problem, engineers, architects, and builders have been looking for better building technology and they are finding it with Zirconia's family of salt and waterproofing technologies. Zirconia's restoration happens in three parts:

1. Before applying CeramycGuardTM, we use a special nano-scale solution of colloidal silica that penetrates deep into concrete forming a natural cement gel, which either pushes salt out of the concrete, or encapsulates it, locking down any residual salts in this zone and preventing further harm. This protects both the concrete and the structural steel.

2. We then apply our CeramycGuardTM coating, our main nano-ceramic technology that uses alumina and zirconia silicates to strengthen, preserve and protect concrete surfaces. This dense nano-ceramic polymer penetrates and atomically bonds to all available elements in the concrete, shielding the surface from salts, water, and weathering. CeramycGuard is not affected by salt, heat, humidity, wet/dry cycles, or ultraviolet light from sunshine. It fills the surface, including the pores where salt enters, rebonds the concrete, fills and repairs cracks, and generally stabilizes and protects the concrete surface.

3. For the final topcoat seal, we may also use QuartzSealTM or our new ComposiCoatTM BP ceramic-organic hybrid technology, which forms a super tough composite with the CeramycGuardTM. ComposiCoat BPTM is ultra-durable, chemical and wear resistant, so great for parking garages and other areas needing a durable wear layer.

Both the general contractor we are working with, and their clients in the Miami area, are pleased to have a reliable salt and waterproofing system that is based on green chemistry (water-based, and green solvent-based) and does not fill the air with toxic hazardous solvents. This is great for the health of workers, and respects elderly residents.

Finally, better material science makes a difference here in terms of social impact. We are proud that our technology can be used to restore and preserve the condominium homes of many poor elderly residents, who deserve to have their golden years devoid of expensive corrosion related repairs. These expenses fall hardest on those without the means to pay, so better to keep our most vulnerable seniors safe and happy in their homes.

For more information, please see our website at https://zirconiainc.com

Also, feel free to leave a message on the web site if you have any questions or have other interests in our technology and we will get back to you shortly.

Warmly,

Benjamin Cook

Zirconia

We Are Zirconia, and This Is Our Story.

about 1 month ago


ZIRCONIA
THIS IS
OUR STORY
SEE HOW OUR CEO, BENJAMIN T. COOK, IS ON A MISSION TO MAKE THE FUTURE OF INFRASTRUCTURE SUSTAINABLE AND GREEN.

Zirconia Community,

When I first applied to college, I had originally wanted to be a Pediatric Doctor. Then, I made it into UC Berkeley's Environmental program where I began studying environmental science and researching environment problems around the world. This is when my inspiration to become a doctor changed.

The more I studied about environmental pollution and toxicity generated from industry and agriculture, the more I saw how these issues affected children, leading to a variety of illnesses, making children sick on a local and global scale.

One summer, I worked at Oakland Children's Hospital as an Emergency Room volunteer. A major concern then and now, was toxic lead contamination from leaded paint, gasoline, and industrial sources that had poisoned soils around many older family homes where children played. As I comforted the children that lay sick in their bed, many of them children of color, and from poor backgrounds, I always wondered why adults allowed these children to be poisoned by their immediate environment.

At Berkeley, I worked on reducing "Dirty Dozen" pesticide exposures in agriculture, developing antibody tests for pesticides that prevented migrant women and children from entering farm fields with high levels of toxic pesticides. The stories of children exposed to these toxins were brutal.

I also researched how toxic industrial chemicals in construction materials lead to cancer and other health problems for workers and occupants alike. And, I took classes in Ecology, which included studies of industrial pollution, including greenhouse gas emissions which were creating climate change, and the environmental and human health costs it would eventually bring.

Overall, I wondered how the government and industry had become so insanely disrespectful of the lives of children, and our shared environment. In my mind at that time, it didn't make sense to see kids get exposed to all the sources of pollution and toxicity, then treat them after they were already sick. Why not eliminate the toxins in the first place, and keep children safe?

At this same time, "green" industrial technologies began to emerge, greener chemistries and processes that substituted for the older more toxic ones. It was the beginning of a steady green-tech revolution that would only grow. I realized this process of green technology "substitution" could be used to reduce industrial toxicity. And, I realized more education was needed to change minds.

I also realized that many farmers and construction folks were doing their best, inside the system of tools and technologies they were accustomed to. Sure, better solutions needed to be created, but to be effective, they also needed to be introduced in a manner industry understood.

At this time, I think I became a "green-technologist" and decided to leverage technology and science education to reduce toxicity and solve ecological problems, rather than enter the medical field. Also, at this time, I became a serial entrepreneur in order to create new businesses to push green technology into the market, and push toxic products out. In the process, I also earned an MBA in this nation's first Sustainable Business program at Pinchot University.

I have been building green tech businesses ever since graduating UC Berkeley in 1993. I built an environmental laboratory to prevent contamination and worker exposure in construction, and I built the Seattle areas' largest green building program at a local hardware chain. I also built an infrastructure restoration company, GeoTree Technologies, that created a new green cement and process that restores water and sewer infrastructure underground, without digging up the road, generating only half the CO2 of conventional repair. And, I continue to work in green Ag tech, to promote more restorative agriculture, and reduce the use of toxic pesticides.

My latest business, Zirconia Inc., is leading the charge for more sustainable infrastructure, with green tech advances in industrial coatings which directly target the elimination of volatile organics and toxic products like epoxies, with a new green tech nano-ceramic coating technology.

At Zirconia we are making special water-borne ceramic coatings, like CeramycGuardTM, that dramatically increases the durability of concrete infrastructure, while lowering the financial and ecological costs of current infrastructure on future generations, including dramatically reducing greenhouse gasses.

I have chosen to lead the charge in green technology in infrastructure because Infrastructure affects all our lives, and our shared environment in a big way. Yet, there are too few advocates that focus on materials science, which is critical to making any real global scale change.

To support us in preserving our infrastructure and improving the quality of our life, I encourage you to invest in the revolutionary green technology at Zirconia on StartEngine today.

Warmly,

Benjamin Cook

Zirconia

Zirconia's Opportunity to Invest in Sustainability.

about 2 months ago


ZIRCONIA
HELP US
GET TO
$400K
INVEST IN ZIRCONIA™ ON
start engine

Zirconia Community,

Our green-tech nano-ceramic coatings bond with concrete and steel to form a barrier that stops corrosion and provides extreme durability and lifespan.

As you may have heard, we're currently raising capital via StartEngine's equity crowdfunding platform. We are looking for like-minded investors who share our same thinking and understand the importance of developing more sustainable infrastructure for generations to come.

Today, millions of structures are at risk each day due to corrosion degradation of critical infrastructure. With Zirconia, a green technology exists to permanently eradicate these issues.

Don't let this investment opportunity pass you by. If you or anyone you know is interested in investing and partnering with us, we encourage you to visit our raise page and join us in breaching our next milestone of **$400K.**

If you have any questions, please do not hesitate to contact our executive team directly in the comment section of our StartEngine page. We will be more than happy to address them for you as soon as possible.

Thank you in advance for your support. We look forward to a strong partnership with you as an early shareholder.

Warmly,

Benjamin Cook

CEO

Zirconia

We Need your Help!

about 2 months ago


ZIRCONIA
WE NEED
YOUR
HELP

Zirconia Community,

I just wanted to take a moment and thank you again for investing in Zirconia.

We're beaming with excitement that you're here, and we can't wait to hit major milestones with you.

My team and I have been working night and day to make our vision of more sustainable infrastructure come to fruition, and create more awareness about Zirconia.

I was curious if you could help us for a brief moment?

We've put together an investor survey to learn more about your choice to invest in our company.

Could you fill out the survey for us?

I promise it'll take less than 5 minutes to complete!

By gathering more insights on your choice to invest in Zirconia, we hope to make more strategic decisions that will grow our investor community faster, and ultimately become #1 in addressing the concrete and steel corrosion problem.

I appreciate your support and consideration!

Complete Investor Survey

Warmly,

Benjamin Cook

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Zirconia Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Zirconia Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

CeramycGuard™ Tech is Key for Water Infrastructure.

2 months ago


CERAMIC GUARD:
TECH BASICS
ZIRCONIA


Concrete water infrastructure suffers from decay due to chlorine added for sanitation.
Chlorine deteriorates the interior lining of large concrete storage tanks and causes the concrete to weaken, pit and chemically erode.


CeramycGuard™ uses alumina and zirconia silicates to renew, strengthen and preserve concrete surfaces. It penetrates into all voids and atomically bonds to all elements in the concrete, creating a dense, ultra-durable surface.
CeramycGuard™ also acts like an inorganic glue, sealing cracks and pitting caused by chlorine, healing the damaged surface.
Water flowing over CeramycGuard™
Concrete block with CeramycGuard™ coating

Zirconia Community,

Concrete water infrastructure suffers from decay and disintegration due to the addition of chlorine for sanitation. Chlorine attacks the interior lining of large concrete storage tanks and weakens, pits and chemically erodes the concrete. This is where Zirconia's CeramycGuard™ technology can assist in delivering a necessary solution.

CeramycGuard™ renews, strengthens and preserves concrete surfaces using alumina and zirconia silicates. It penetrates into all voids and atomically bonds to all elements in the concrete, creating a dense, ultra-durable surface. Because CeramycGuard™ acts an inorganic glue, it seals cracks and pitting caused by chlorine, therefore healing the damaged surface.

CeramycGuard™ creates a surface protection that naturally resists the break down of concrete that protects our precious freshwater resources. We provided pictures below for your convenience.





A. Water flowing over CeramycGuard™ B. Concrete block with
CeramycGuardTM coating

Since our CeramycGuard™ is molecularly bonded, it eliminates the risk of peeling, chalking, or delamination in any matter. When used outdoors, our technology is not affecting by wet and dry, or freeze and thaw cycles. Also, the biologically impervious nature of our CeramycGuard™ technology does not allow bacteria, algae, or other biological life to find habitat and grow within the surface of concrete.

Image B above shows how CeramycGuard™ durably seals the surface of the concrete, eliminating porosity and stopping the growth of algae.

Join us in developing a more sustainable infrastructure, and invest in Zirconia's green-tech nano-cermamic coatings on StartEngine today.

Warmly,

Benjamin Cook

CEO

Zirconia

Ray's Infused Lemonade Project.

2 months ago


ZIRCONIA
RAYS INFUSED LEMONADE PROJECT WITH ZIRCONIA'S
COMPOSICOAT™ TECHNOLOGY

Zirconia Community,

The epoxy floor installed at Ray's Infused Lemonade began to fail 3 months after installation, and completely needed replacement by 6 months. This is a common problem with epoxy, which is not chemically bonded to concrete and can lose its temporary adhesion bond and peel from the concrete, as in this case. Ray's makes a variety of fruity THC infused lemonades. All the water and cleaning detergents, along with the acids and sugars in the fruit concentrate, are a problem for outdated, toxic floor coatings like epoxies and urethanes.



This is where Zirconia comes in. After installing our chemically bonded ComposiCoat™ XD nano-ceramic coating system, the floor is still performing perfectly a year later. The facilities manager is impressed with the performance of the new system and with the way it was installed. He "does not ever expect it to peel or fail like his epoxy flooring in the plant". There are current plans for new plants and additions that have specified the ComposiCoat™ XD ceramic coating system for their flooring on these projects.



- **Waterproofed Floor**
- **Easy to Clean**
- **Non-slip**
- **Durable**
- **Antimicrobial**
- **Green Tech**

The ultra-durable ComposiCoat™XD nano-ceramic coating system is molecularly bonded to the concrete forming a complete composite system, so there are no separate layers as with epoxy. In addition to being durable, our unique flooring system is also biologically impervious® - designed to eliminate microbial habitat and continually suppress microbial life for the life of the building.

The ComposiCoat™XD nano-ceramic coating system is the concrete coating substitute for outdated, toxic epoxy and urethane systems that architects, engineers, and contractors alike have been searching for.

Help us develop a more sustainable infrastructure, and invest in Zirconia's green-tech nano-ceramic coatings on StartEngine today.

Warmly,

Benjamin Cook

CEO

Zirconia

Watch Zirconia's 2022 Roadmap Webinar Recap!

2 months ago



2022 Roadmap Webinar
Goals for 2022
ZIRCONIA
1. Grow our Markets
2. Grow Sales Network
3. Grow our Sales Teams, Hire staff
4. Generate new technologies leveraging nano-ceramic science & unique perspective
Watch on YouTube

Zirconia Community,

In case you missed our webinar, we've provided a link for you to watch our recap video at your earliest convenience.

We've also highlighted some of the important topics that were discussed directly in this update.

Thank you for your support. We hope to see you at the next event!

What is Zirconia's Mission?

"The construction industry has seen the same coating technologies since the 1960s, and they are failing us as a result, a water main breaks in the US every two minutes. And this year America's civil engineers gave America's infrastructure a C-.

Trillions of dollars are wasted on repairing concrete and steel, and what's more, current coating technologies allow dangerous microbial pathogens to live in concrete and enter our food and water supply. We need a change for a safer, more stable infrastructure.

Today you can invest in one of the companies leading the charge. At Zirconia, we create ceramic coatings that stabilize the surface of concrete and steel, making them virtually immortal. It's an affordable and antimicrobial solution that has no current alternatives."

What Markets Are You Addressing?

"Everything we're doing is market focused. We're a market driven company. We're looking at a number of industries. We're talking with food industry people. We've had projects done with meat packing plants, cherry plants, and a wide variety of things in that area.

Waterproofing is another segment of the market. Again, that breaks out to different groups, but it's a major area within commercial construction. Wastewater is a major concern for us. It's a place where we can have a very big impact and we're starting to reach out to people in that area.

Agriculture is something we've also spent time in. We really want to look at our food chain and we thought going back to the level where the food is actually being produced, getting a stronger infrastructure within that market to provide healthier food services, and food products coming out of their services is all something we want to focus on."

What is Zirconia's Strategy?

"One interesting thing that's happened in about the last six months or so, which everyone I'm sure is very familiar with at this point, are supply chain issues and shortages on materials.

We are lucky in that our coatings, especially our CeramycGuard™ is made here in the United States. We're not importing any materials. Everything is coming here locally.

We've had to deal with some minor supply chain issues, but we are still able to produce our product on time for the customer. This is a really important point because these typical epoxy systems or urethane systems are actually just not available. We've heard from our customers saying that our competitor has an eight or twelve week lead time, or they may not even know when the product is coming."

Join Zirconia as an Early Investor on StartEngine!

After watching our full webinar recap, we hope you will consider choosing Zirconia as your next investment opportunity.

To join our community of 300+ early shareholders, simply visit our StartEngine raise page and invest for as little as $200.00 today.

If you have any questions still left unanswered, please feel free to write to us in the comments section of our raise page. We will be more than happy to address them for you!

Thank you for your support and belief in our mission. We look forward to achieving many milestones with you as we continue our crowdfunding journey.

Warmly,

Benjamin Cook

Zirconia

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Thomas F. SE OWNER 12 INVESTMENTS a month ago
My daughter the chemist says this substance has a PH of 14 which would make it a serious HAZMAT. Is tat correct?
0 View 4 replies

Rajiv K. 5 INVESTMENTS 2 months ago
Can this product be used for concrete swimming pool? I'm building a 15000sq ft home with a larger indoor pool complex and am looking for a product to extend the life of my concrete. Also, what about use for a concrete driveway (snow climate). Is there a # to connect with someone and discuss this further?
0 View 3 replies

Steven K. 2 INVESTMENTS 2 months ago
Hi, I shared your like with someone I know in MDOT in Michigan. Here is his question: I'd be curious about its flexibility/crack resistance on bending beams and how it deals with Michigan's temp swings and salt resistance...

Thank you.
2 View 1 reply

Jeffrey L. 2 INVESTMENTS 2 months ago
Will people who invest in your company when you sell it benefit from sale also
0 View 1 reply

Leon T. 2 months ago
I really enjoyed your team's pitch. It was probably one of the best seed-stage pitches I've listened to, particularly your team's understanding of the Problem and the Go-Market Strategies by Donald.
1) Would you guys be able to provide some testing data to back up the claims on the advantages over available coatings in the market? e.g. head-to-head resistivity against chlorine, salt, humidity, temperature and UV compared to epoxy and PU.
2) How big of an impact would state or federal regulation have on Zirconia's ability to take up more market share from the typical epoxy + PU products and Acrylic and alkyd-based coatings? What are the foreseeable hurdles that your team would have to overcome and any strategies around them?
3) Are there currently ISO certification for this type of coating? You guys have mentioned repeatedly that there's no competitor in the market, which makes me worry about USDA approval and/or FDA approval. It's a long process.
4) When would you guys find out about the bid in Dubai? What is the forecasted revenue from this high-value project? Also what would be the forecasted revenue from the Yorkshire Water Utility project?
5) What is FY2021 revenue? Would you be able to detail your revenue model? That would help me understand the unit economics better (per sq feet or per gallon)
6) In 2020, I noticed a significant amount of spending in "Other General and Administrative Cost". Would you guys be able to break that down for me to understand?
7) You guys have mentioned that the team wants to focus on large-scale sales. Would you be able to talk about production? Based on my HVM experience, large-scale production is inherently more challenging than batch production done in R&D facility. Do you guys have a partner to manufacture that? I haven't seen any information on your manufacturing facility so far.
8) Is this crowdfunding round considered part of the Series Seed, or perhaps Seed Extension? The first offering of the first priced round was $0.30/share, which is a third of this CF price $1/share. To me, it translates to almost 3X of the first valuation. Besides the pilots your team has secured with Tyson and other seemingly promising project bids, could you provide more information to justify the 3X step-up?
9) What are the group of angels comprised of? How many of them have a background in the construction industry and do actively engage with the management team?
10) Is the VC specialized in climate tech/construction tech/materials?
1 View 2 replies

Benjamin L. 8 INVESTMENTS 3 months ago
What's the current end user price per sq ft for CeramycGuard (CG) and what's the usual range of labor cost per sq ft to apply it?
0 View 1 reply

Benjamin L. 8 INVESTMENTS 3 months ago
How exactly does the concrete floor need to be treated/prepared before applying CeramycGuard (CG)?
0 View 1 reply

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kartikeya g. 24 INVESTMENTS 3 months ago
Is there a way to see a recording of your webinar?
0 View 1 reply

Jeff L. 3 INVESTMENTS 3 months ago
Are you planning to go public in the near future or still years away
0 View 1 reply

David D. SE OWNER 21 INVESTMENTS 3 months ago
The product looks promising. I am a big fan of ceramic coatings (having worked with them professionally many years ago) and it looks like you were able to exploit a chemical reaction while leveraging the ceramic bond.

1. How is this applied? Spray, roll, brush or all?
2. What exactly is the main utility of this coating? Passive coatings only that can't take any abrasions? Only as a water tank liner? What about as a septic tank liner?
3. If this could work as an exterior basement wall waterproofer you have the easiest B2C and B2B with a few youtube sponorships (very big market right here).
4. Will this hold up to the pressure of a car tire? Would this product function as a garage floor or driveway sealer?
5. You mention a lot about the chemical reaction to cement. Does that mean it won't bond well to foam or wood?
1 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Zirconia Inc. Main Video

The construction industry has been using the same coating technologies since the 1960s, and they are failing us. The result, a water main breaks in the US every 2 minutes, and this year America's Civil Engineers gave America's infrastructure a C minus. Trillions are wasted on repairing concrete and steel. And what's more, a lack of effective coating technologies allow dangerous microbial pathogens to enter our food and water supply. We need a change for safer and more stable infrastructure. Today you can invest in one of the companies leading the charge.

At Zirconia, we create ceramic coatings that stabilize surfaces of concrete and steel, making them virtually immortal. It's an affordable and antimicrobial solution that has no current alternatives. We have just received certification for use in public drinking water in the UK, and have been adopted by the Yorkshire Asset Management Plan program as a superior solution for water infrastructure.

Stantec, one of the world's top 3 global engineering design firms, has begun specifiying Zirconia's ceramic coating technology for future projects.

The problem with traditional concrete and steel is that cracks and other failure pathways form during its creation. Other companies attempt to solve this problem with epoxy, or other plastic coatings that are toxic and can't chemically bond to concrete or steel. These solutions often degrade within just a few years.

Our coatings fill all existing cracks and atomically bond to all the elements in concrete and steel. After 24 hours of curing, with no kiln needed, our coating is impenetrable to the environment and strongly antimicrobial.

Our technology is based on inorganic polymer science. An earlier version of this same technology was used to build the Roman aqueducts, Pantheon, and the Colosseum- all of which are still standing thousands of years later.

This antimicrobial benefit is a game changer. Our coatings eliminate nearly all microbial and bacterial life. This means safer, cleaner, water and food.

While Zirconia is raising the bar for infrastructure, we are also creating a more environmentally friendly construction industry. Construction contributes 38% of total climate change emissions. We can dramatically reduce that number by eliminating the need for incessant repairs with Zirconia's technology.

With our patent-protected technology, the stage is set for Zirconia to revolutionize infrastructure and bring cleaner, safer, and virtually immortal concrete and steel to the entire world.

Invest in Zirconia to strengthen global infrastructure, and together we can preserve the future.

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